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                          June 10, 2024

       Erin Brown
       President
       TR Finance LLC
       2900 Ames Crossing Road
       Suite 100
       Eagan, Minnesota 55121

                                                        Re: TR Finance LLC
                                                            Registration
Statement on Form F-3
                                                            Filed June 6, 2024
                                                            File No. 333-280007

       Dear Erin Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Chris Bornhorst